Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

(Commission File No.: 333-279165)

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

On December 6, 2024, Thunder Bridge Capital Partners IV, Inc. filed the attached Form 8-K:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 4, 2024

Thunder Bridge Capital Partners IV, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40555	86-1826129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9912 Georgetown Pike

Suite D203

Great Falls, Virginia

(Address of principal executive offices)

22066

(Zip Code)

Registrant’s telephone number, including area code: (202) 431-0507

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	THCPU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	THCP	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	THCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously reported on a Current Report on Form 8-K filed by Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge” or the “Company”), with the U.S. Securities and Exchange Commission (“SEC”), on March 22, 2022, the Company entered into a Business Combination Agreement (as amended to date, the “Business Combination Agreement”) by and among the Company, Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“PubCo”), M1 Co G.K., a Japanese limited liability company (godo kaisha) (“HoldCo”), Coincheck Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination”.

On December 4, 2024, Thunder Bridge entered into a non-redemption and share forward agreement (the “Non-Redemption Agreement”) with Ghisallo Master Fund LP (the “Ghisallo”), pursuant to which Ghisallo agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 973,000 shares (the “Non-Redemption Shares”) of the Company’s Class A common stock, par value $0.0001 (the “Class A common stock”), in connection with the Stockholder Meeting (as defined below). In exchange for the foregoing commitments not to redeem such Class A common stock, Thunder Bridge shall pay the Non-Redemption Investor an amount equal to the product of (x) the number of Non-Redemption Shares and (y) the price at which each share of Class A common stock is redeemed in connection with the Stockholder’s Meeting (the “Redemption Price”). From the closing of the Business Combination until 90 days following the closing of the Business Combination (the “Maturity Date”), if Ghisallo sells any Non-Redemption Shares, Ghisallo agrees to pay to Thunder Bridge an amount equal to the Redemption Price multiplied by the number of such Non-Redemption Shares sold. On the Maturity Date, Ghisallo agrees to transfer to Thunder Bridge any Non-Redemption Shares still retained by it.

On December 6, 2024, Thunder Bridge, PubCo, HoldCo, Merger Sub and Coincheck entered into a Business Combination Agreement Waiver (the “Business Combination Agreement Waiver”) to waive the Available Closing Thunder Bridge Cash closing condition (as defined in the Business Combination Agreement) set forth in Section 12.03(c) of the Business Combination Agreement.

On December 6, 2024, Monex Group, Inc., a Japanese joint stock company (kabushiki kaisha) (“Monex”), PubCo and TBCP IV, LLC, a Delaware limited liability company, entered into an amendment to the Company Support Agreement (the “Amendment to Company Support Agreement”) to remove references to the Escrowed Company Shareholder Earn Out Shares (as defined the Business Combination Agreement).

The foregoing summaries of the Non-Redemption Agreement, Business Combination Agreement Waiver and Amendment to Company Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Non-Redemption Agreement, Business Combination Agreement Waiver and Amendment to Company Support Agreement filed as Exhibits 10.1, 2.1 and 10.2, respectively, to this Current Report on Form 8-K.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On December 5, 2024, Thunder Bridge held a special meeting of its stockholders (the “Stockholder Meeting”) at which stockholders voted on the proposals set forth below, each of which is described in greater detail in the proxy statement/prospectus filed pursuant to Rule 424(b)(3) (File No. 333-279165) filed by Thunder Bridge with the SEC on November 12, 2024.

As of October 25, 2024, the record date for the Stockholder Meeting, there were 9,485,736 shares of Class A common stock issued and outstanding and 1 share of Class B common stock issued and outstanding. At the Stockholder Meeting, there were 8,560,072 shares voted by proxy or in person, and each of the proposals was approved by the stockholders. The final voting results for each matter submitted to a vote of the stockholders at the Stockholder Meeting are as follows:

The Business Combination Proposal - To consider and vote upon a proposal to approve and adopt the Business Combination Agreement by and among Thunder Bridge, PubCo (which will be converted into a Dutch public limited liability company (naamloze vennootschap) to be renamed Coincheck Group N.V. immediately prior to the Business Combination), HoldCo, Merger Sub and Coincheck, providing for, upon the terms and subject to the conditions thereof, a business combination between Thunder Bridge and PubCo, pursuant to which, among other things, Merger Sub will merge with and into Thunder Bridge on the Closing Date, with Thunder Bridge continuing as the surviving corporation and, ultimately, a direct, wholly-owned subsidiary of PubCo, and with Coincheck being a wholly-owned subsidiary of PubCo.

FOR	AGAINST	ABSTENTIONS
8,555,166	4,906	-

The Advisory Governance Proposals - To approve and adopt, on a non-binding advisory basis, certain differences between Thunder Bridge’s current Certificate of Incorporation and Bylaws and the proposed governance documents of PubCo, which are being presented separately in accordance with the requirements of the SEC.

Advisory Governance Proposal A — provides that there are no quorum requirements unless provided otherwise by Dutch law.

FOR	AGAINST	ABSTENTIONS
8,555,116	4,906	2,050

Advisory Governance Proposal B — provides that any action permitted to be taken by the shareholders of PubCo must be effected by a duly called annual or special meeting of shareholders and may not be effected by written consent of the shareholders.

FOR	AGAINST	ABSTENTIONS
8,553,229	4,846	2,000

Advisory Governance Proposal C — provides that any and all of the directors may be removed at any time by a resolution of the general meeting adopted with a simple majority of votes cast.

FOR	AGAINST	ABSTENTIONS
8,555,166	4,906	-

Advisory Governance Proposal D — provides that PubCo’s Articles of Association may only be amended by resolution of the general meeting, adopted at the proposal of the board.

FOR	AGAINST	ABSTENTIONS
8,555,229	4,843	-

Advisory Governance Proposal E — provides that at any general meeting, only such matters as specified in the agenda for the general meeting or as otherwise announced in a similar manner, with due observance of the statutory term of convocation, can be validly resolved upon, unless the resolution concerned is adopted unanimously in a meeting where PubCo’s entire issued share capital is represented.

FOR	AGAINST	ABSTENTIONS
8,555,229	4,843	-

Advisory Governance Proposal F — provides for a one-tier board, comprised of executive directors and non-executive directors.

FOR	AGAINST	ABSTENTIONS
8,560,072	-	-

The Omnibus Incentive Plan Proposal - To consider and vote upon a proposal to approve the 2024 Omnibus Incentive Plan to be effective after the closing of the Business Combination.

FOR	AGAINST	ABSTENTIONS
8,555,116	4,906	50

The Adjournment Proposal - To consider and vote upon a proposal to adjourn the Stockholder Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Thunder Bridge that more time is necessary or appropriate to approve one or more proposals at the Stockholder Meeting.

FOR	AGAINST	ABSTENTIONS
8,555,229	4,843	0

Stockholders holding a total a total of 5,000 shares of Class A common stock exercised their right to redeem their public shares in connection with the Stockholder Meeting. As a result of the foregoing, if those holders do not reverse their decision to redeem their shares of Class A common stock will receive a payment of approximately $10.68 per share redeemed.

Additional Information and Where to Find It

In connection with the business combination agreement among Coincheck, CCG, Thunder Bridge IV and others with regards to the proposed transaction, the parties filed relevant materials with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4 filed by Coincheck Group B.V., which includes a proxy statement/prospectus of Thunder Bridge IV, and other documents regarding the proposed transaction with the SEC. The Form F-4 was declared effective on November 12, 2024, and the definitive proxy statement/prospectus and other proxy materials were mailed to Thunder Bridge IV’s stockholders of record as of the close of business on October 25, 2024. Before making any voting or investment decision, investors and stockholders of Thunder Bridge IV and other interested persons are urged to read the Form F-4, as amended, the definitive proxy statement/prospectus included in the Form F-4, and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about Coincheck, Thunder Bridge IV and the proposed business combination. The documents filed by Thunder Bridge IV with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge IV and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge IV is included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Thunder Bridge IV’s directors and executive officers and their ownership of Thunder Bridge IV common stock is set forth in Thunder Bridge IV’s prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the proposed business combination. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge IV in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This current report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This current report shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Business Combination Waiver, dated as of December 6, 2024, by and among Thunder Bridge, PubCo, HoldCo, Merger Sub and Coincheck
10.1	Non-Redemption and Share Forward Agreement, dated as of December 4, 2024, by and between Thunder Bridge, PubCo and Ghisallo
10.2	Amendment to Company Support Agreement, dated as of December 6, 2024, by and among Monex, PubCo and TBCP IV, LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Chief Executive Officer

Date: December 6, 2024

4